Exhibit 99.2

NYSE-A: ROY	NR 09-24
TSX: IRC	December 16, 2009

INTERNATIONAL ROYALTY DEFERS SEPARATION TIME IN SHAREHOLDER RIGHTS PLAN

DENVER, COLORADO - December 16, 2009 – International Royalty Corporation (NYSE-A:ROY, TSX: IRC) ("IRC") announces that its board of directors has elected to defer the “Separation Time” (as defined below) in accordance with the terms of its shareholder rights plan (the “Rights Plan”).

On November 21, 2008, the board of directors of IRC implemented a shareholder rights plan (the “Rights Plan”). The Rights Plan was adopted in order to provide the board of directors of IRC with sufficient time to assess and evaluate any takeover bid or other potential change of control transaction, and to explore and develop alternatives that maximise shareholder value and to give shareholders adequate time to consider any such transaction. The board of directors of IRC has elected, in accordance with the terms of the Rights Plan to defer the Separation Time. In accordance with the terms of the Rights Plan, the rights were scheduled to separate and trade separately on the tenth trading day following the first public announcement of the current intention of any person to commence a takeover bid for IRC that is not a Permitted Bid under the Rights Plan, or such later time as may be determined by the board of directors in good faith. The board of directors of IRC has therefore elected, in accordance with the Rights Plan, to defer the Separation Time until the earlier of (i) such date as may be determined in good faith by the board of directors prior to the time any person becomes an “Acquiring Person” under the Rights Plan or (ii) unless otherwise determined by the board of directors, the day immediately prior to the date on which an “Acquiring Person” becomes such.

International Royalty Corporation

International Royalty Corporation (IRC) is a global mineral royalty company. IRC holds 84 royalties including an effective 2.7% NSR on the Voisey's Bay mine, a sliding scale NSR on the Chilean portion of the Pascua-Lama project, a 1.5% NSR on the Las Cruces project and a 1.5% NSR on approximately 3.0 million acres of gold lands in Western Australia. IRC is senior listed on the Toronto Stock Exchange (TSX:IRC) as well as the NYSE Amex (NYSE-A:ROY).

On behalf of the Board of Directors,
INTERNATIONAL ROYALTY CORPORATION

Douglas B. Silver
Chairman and CEO

For further information, please contact:
Jack Perkins, Director of Investor Relations: (303) 991-9500
Douglas B. Silver, Chairman and CEO: (303) 799-9020
info@internationalroyalty.com
www.internationalroyalty.com

Renmark Financial Communications Inc.

Barbara Komorowski: bkomorowski@renmarkfinancial.com
Tel.: 514-939-3989
Fax: 514-939-3717
www.renmarkfinancial.com